SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number:  000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3.  The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4.  The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1    Consent of Turlington and Company, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 28, 2010	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ William L. Wall
Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

As of and for the Years Ended
December 31, 2009 and 2008

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4 - 10

SUPPLEMENTARY INFORMATION

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11

[Letterhead of Turlington and Company, L.L.P.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
First South Bank Employees' Savings & Profit Sharing Plan and Trust
Washington, North Carolina

We have audited the accompanying statements of net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security act of 1974. The supplementary information is the responsibility of the Plan's management. The supplementary information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Turlington and Company, L.L.P.

Lexington, North Carolina
June 23, 2010

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
ASSETS
Investments at fair value:
Cash and cash equivalents	$7,661	$8
Shares of registered investment companies	4,219,413	3,053,305
Common stock	898,163	1,509,886
Interest in collective trust	967,811	842,659
Participant notes receivable	320,464	243,255
Net assets reflecting investments at fair value	6,413,512	5,649,113
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,221)

Net assets available for benefits	$6,393,291	$5,649,113

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2009	2008
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$641,229	$(2,807,203)
Interest and dividends	156,930	237,948
	798,159	(2,569,255)
Contributions:
Employer	296,237	351,345
Participant	510,402	552,211
	806,639	903,556

Total additions (deductions)	1,604,798	(1,665,699)

Deductions from net assets attributed to:
Benefits paid directly to participants	860,618	541,335
Administrative expenses	2	7

Total deductions	860,620	541,342

Net increase (decrease)	744,178	(2,207,041)

Net assets available for benefits:
Beginning of years	5,649,113	7,856,154

End of years	$6,393,291	$5,649,113

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2009 and 2008

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of First South Bank (the "Plan Sponsor") who are age twenty-one or older and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 5% of base contributions that a participant contributes to the Plan. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and non-forfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options

During the years ended December 31, 2009 and 2008, participants could direct the investment of their contributions as well as employer matching contributions between eighteen and sixteen mutual funds, respectively, a common trust fund, and employer stock, each offering different degrees of risk and return.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. During the year ended December 31, 2009, $36,098 of forfeitures were used to decrease employer contributions. There were no forfeitures used to reduce administrative expenses and employer contributions during the year ended December 31, 2008.  At December 31, 2009 and 2008, forfeited nonvested accounts totaled $0 and $26,313, respectively.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan.  At December 31, 2009 and 2008, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan.  Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2009 and 2008.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, reported changes in net assets available for benefits, and disclosures during the reported period. Actual results could differ from those estimates.

Valuation of Investments

Participation units or shares owned by the Plan in collective trusts, mutual funds, and common stock investments are reported at fair value. These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the Trustee) based upon the quoted market or redemption values of the underlying investments. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

Level 1	- Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2
-   Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
-   Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

Interest in Collective Trust - These investments are public investments valued by the third-party trustee, using the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The fair value is classified within Level 2 of the valuation hierarchy because the fair value is based on the underlying investments which are traded on an active market.

Participant Loans - The unpaid principal balances are valued at their exit values when collected or by deemed distributions if they are not repaid. The fair value is classified within Level 3 of the valuation hierarchy.

	Level 1	Level 2	Level 3
2009:
Registered investment companies	$4,219,413
Interest in collective trust		$967,811
First South Bancorp, Inc. common stock	898,163
Participant loans			$320,464
	$5,117,576	$967,811	$320,464
2008:
Registered investment companies	$3,053,305
Interest in collective trust		$842,659
First South Bancorp, Inc. common stock	1,509,886
Participant loans			$243,255
	$4,563,191	$842,659	$243,255

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009:

Level 3
2009:
Participant loans:
Fair value balance at December 31, 2008	$243,255
Purchases, issuance, and settlements, net	77,209
Fair value balance at December 31, 2009	$320,464

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2009	2008
Investments at fair value:
Federated Mid Cap Index IS - 49,349.49 and 47,626.75 shares, respectively	$870,032	$620,577
American Century Equity Growth Fund (Adv) - 40,180.06 and 42,281.47 shares, respectively	738,510	657,477
SunTrust Retirement Stable Asset Class (B) - 22,777.38 and 20,721.08 shares, respectively	967,811	842,659
MFS Research Bond Fund (A) - 45,504.62 and 40,007.69 shares, respectively	456,866	350,867
T. Rowe Price Growth Stock Fund ® - 15,336.52 and 15,230.76 shares, respectively	415,773	289,537
First South Bancorp, Inc. - 87,200.24 and 120,213.85 shares, respectively	898,163	1,509,886

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31
	2009	2008
Net appreciation (depreciation) in fair value of investments:
Shares of registered investment companies	$823,292	$(1,696,509)
First South Bancorp, Inc. common stock	(203,062)	(1,135,051)
Interest in collective trust	20,999	24,357
	$641,229	$(2,807,203)

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Stable Asset Fund:

The Plan invests in a benefit-responsive investment contract with SunTrust Bank in relation to the SunTrust Retirement Stable Asset Fund. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by SunTrust Bank, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2009 and 2008 was $967,811 and $842,659, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 4%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

	2009	2008
Average yields:
Based on actual earnings	1.92%	3.98%
Based on interest rate credited to participants	2.53%	3.46%

5.	Return of Excess Contributions:

Benefit distributions of $860,618 and $541,335, respectively, for Plan years ended December 31, 2009 and 2008 include payments of $494 and $7,942, respectively, made to certain active participants to return to them deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.	Party-in-Interest Transactions:

As of December 31, 2009 and 2008, the Plan's investments included $898,163 and $1,509,886, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 14% and 27%, respectively, of total Plan assets at December 31, 2009 and 2008.

Certain Plan investments are shares of mutual funds managed by SunTrust Bank. SunTrust Bank is the trustee of the Plan and, therefore, transactions with SunTrust Bank qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $2 and $7, respectively, for the years ended December 31, 2009 and 2008.

7.	Tax Status:

The Plan is a non-standardized prototype plan sponsored by SunTrust Bank. The Internal Revenue Service ("IRS") has determined and informed SunTrust Bank by letter dated August 26, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

8.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

2009
Interest in collective trust per the financial statements	$967,811
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,221)
Interest in collective trust per Form 5500	$947,590

9.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

10.	Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

11.	Subsequent Events:

Plan management has evaluated all subsequent events through June 23, 2010, the date the financial statements were available to be issued.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0266599

Three-digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue, Borrower, Lessor,	Including Maturity Date, Rate of Interest,	**	Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Cash	Cash		$7,661

	MFS Research International Fund R3	Mutual Fund; 20,667.38 Shares		284,796
	Dreyfus Small Cap Stock Index Fund	Mutual Fund; 14,791.96 Shares		245,990
	Federated Mid Cap Index IS	Mutual Fund; 49,349.49 Shares		870,032
	Franklin Small Cap Value Fund A	Mutual Fund; 1,015.70 Shares		37,030
	Goldman Sachs Growth Opportunities Fund (A)	Mutual Fund; 8,674.88 Shares		169,507
	Goldman Sachs Mid Cap Value Fund (A)	Mutual Fund; 3,227.38 Shares		93,530
*	Ridgeworth Small Cap Growth Stock Fund (I)	Mutual Fund; 3,111.05 Shares		38,608
	American Century Equity Growth Fund (Adv)	Mutual Fund; 40,180.06 Shares		738,510
	Blackrock Equity Dividend (A)	Mutual Fund; 3,351.84 Shares		53,026
*	Ridgeworth Large Cap Core Equity Fund (I)	Mutual Fund; 22,866.26 Shares		286,057
	T. Rowe Price Growth Stock Fund ®	Mutual Fund; 15,336.52 Shares		415,773
	T. Rowe Price Retirement 2010 Fund	Mutual Fund; 2,200.00 Shares		30,448
	T. Rowe Price Retirement 2020 Fund	Mutual Fund; 13,250.910 Shares		191,343
	T. Rowe Price Retirement 2030 Fund	Mutual Fund; 4,879.210 Shares		73,091
	T. Rowe Price Retirement 2040 Fund	Mutual Fund; 5,614.64 Shares		84,332
	T. Rowe Price Retirement 2050 Fund	Mutual Fund; 317.81 Shares		2,676
	Federated Total Return Government Bond Fund	Mutual Fund; 13,196.23 Shares		147,798
	MFS Research Bond Fund (A)	Mutual Fund; 45,504.62 Shares		456,866

*	First South Bancorp, Inc.	Common Stock; 87,200.24 Shares		898,163

*	SunTrust Retirement Stable Asset Class (B)	Collective Trust; 22,777.38 Shares		967,811

	Participant Loans	Interest Rates 5% - 9.25%		320,464

				$6,413,512

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments